# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SEVEN HILLS REALTY TRUST, CIK 0001452477
CUSIP: 81784E101
Title of class of securities: Common Shares of Beneficial Interest, $0.001 Par Value
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (MA), 02458
Date of event which requires filing of this statement: 12/04/2025
Filed by CIK 0001716421
Persons authorized to receive notices and communications: Adam D. Portnoy, Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (MA), 02458, (617) 219-1440

## Reporting persons
- Tremont Realty Capital LLC (CIK 0001716421): type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); source of funds: working capital (WC); sole voting power 0; shared voting power 4,577,835; sole dispositive power 0; shared dispositive power 4,577,835; aggregate amount beneficially owned 4,577,835 (20.3% of the class)
  Comment: The percentages of beneficial ownership reported in this Schedule 13D are based on approximately 22,598,583 common shares of beneficial interest of the Issuer expected to be outstanding following the closing of the Backstop Agreement (as defined below), including 15,065,722 common shares outstanding as of October 23, 2025 and 7,532,861 common shares to be issued pursuant to the Rights Offering (as defined below) and the Backstop Agreement.
- The RMR Group LLC (CIK 0001613503): type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 4,577,835; sole dispositive power 0; shared dispositive power 4,577,835; aggregate amount beneficially owned 4,577,835 (20.3% of the class)
- The RMR Group Inc. (CIK 0001644378): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 4,577,835; sole dispositive power 0; shared dispositive power 4,577,835; aggregate amount beneficially owned 4,577,835 (20.3% of the class)
- ABP Trust (CIK 0001613450): type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 4,756,323; sole dispositive power 0; shared dispositive power 4,756,323; aggregate amount beneficially owned 4,756,323 (21% of the class)
- Adam D. Portnoy (CIK 0001273871): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 329,009; shared voting power 4,756,323; sole dispositive power 329,009; shared dispositive power 4,756,323; aggregate amount beneficially owned 5,085,332 (22.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares of Beneficial Interest, $0.001 Par Value
Name of issuer: SEVEN HILLS REALTY TRUST
Address of issuer's principal executive offices: Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts (MA), 02458
Comment: This Amendment No. 3 amends the Schedule 13D filed jointly by Tremont Realty Capital LLC (f/k/a Tremont Realty Advisors LLC), a Maryland limited liability company ("TRC"), The RMR Group LLC, a Maryland limited liability company and the sole member of TRC ("RMR LLC"), The RMR Group Inc., a Maryland corporation and the managing member of RMR LLC ("RMR Inc."), ABP Trust, a Maryland statutory trust and the controlling shareholder of RMR Inc., and Adam D. Portnoy (individually, a "Reporting Person," and together, the "Reporting Persons") on October 4, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed by the Reporting Persons on May 11, 2022 ("Amendment No. 1") and Amendment No. 2 filed by the Reporting Persons on October 30, 2025 ("Amendment No. 2"), with respect to common shares of beneficial interest, par value $0.001 per share (the "Common Shares"), of Seven Hills Realty Trust, a Maryland real estate investment trust (the "Issuer"). The Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3 are collectively referred to herein as the "Schedule 13D." Except as amended herein, the Schedule 13D is unchanged.

## Item 4. Purpose of Transaction
Purpose of transaction:
"Item 4. Purpose of Transaction" of the Schedule 13D is hereby amended by adding the following:

Prior to the expiration of the Rights Offering on December 4, 2025, holders of rights subscribed for 5,167,113 Common Shares at $8.65 per Common Share (the "Subscription Price"). Through the exercise of their respective basic subscription rights, TRC purchased 854,029 Common Shares, Adam D. Portnoy purchased 109,669 Common Shares and ABP Trust purchased 58,266 Common Shares on December 4, 2025 in the Rights Offering.

Pursuant to the Backstop Commitment, TRC is obligated to purchase the 2,015,748 Common Shares that remained unsubscribed following the Expiration Date. Such transaction is expected to close promptly.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
"Item 5. Interest in Securities of the Issuer" of the Schedule 13D is hereby amended and restated as follows:

TRC is the direct record owner of 4,577,835 Common Shares, ABP Trust is the direct record owner of 178,488 Common Shares, and Adam D. Portnoy is the direct record owner of 329,009 Common Shares.

The aggregate number of Common Shares beneficially owned by TRC is 4,577,835, representing approximately 20.3% of the Common Shares expected to be outstanding following the closing of the Backstop Agreement, including 15,065,722 Common Shares outstanding as of October 23, 2025 and 7,532,861 Common Shares to be issued pursuant to the Rights Offering and the Backstop Agreement.

Voting and investment power with respect to the Common Shares owned by TRC may be deemed to be shared by RMR LLC, RMR Inc., ABP Trust and Adam D. Portnoy. TRC is a direct wholly owned subsidiary of RMR LLC, which is the direct majority owned operating subsidiary of RMR Inc. Neither RMR LLC nor RMR Inc. directly owns any Common Shares. Each of RMR LLC and RMR Inc. may be deemed to be the beneficial owner of the 4,577,835 Common Shares held by TRC, representing approximately 20.3% of the Common Shares expected to be outstanding following the closing of the Backstop Agreement.

ABP Trust may be deemed to beneficially own an aggregate of 4,756,323 Common Shares, consisting of the 178,488 Common Shares it directly holds and the 4,577,835 Common Shares held by TRC, representing approximately 21% of the Common Shares expected to be outstanding following the closing of the Backstop Agreement.

Voting and investment power with respect to the Common Shares beneficially owned by ABP Trust may be deemed to be shared by Adam D. Portnoy as the President, controlling shareholder and sole trustee of ABP Trust. Therefore, Adam D. Portnoy may be deemed to beneficially own an aggregate of 5,085,332 Common Shares, consisting of the 329,009 Common Shares he directly holds and the 4,756,323 Common Shares beneficially owned by ABP Trust, representing approximately 22.5% of the Common Shares expected to be outstanding following the closing of the Backstop Agreement.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) Sole power to vote or direct the vote:

TRC: 0
RMR LLC: 0
RMR Inc.: 0
ABP Trust: 0
Adam D. Portnoy: 329,009

(ii) Shared power to vote or direct the vote:

TRC: 4,577,835
RMR LLC: 4,577,835
RMR Inc.: 4,577,835
ABP Trust: 4,756,323
Adam D. Portnoy: 4,756,323

(iii) Sole power to dispose or to direct the disposition of:

TRC: 0
RMR LLC: 0
RMR Inc.: 0
ABP Trust: 0
Adam D. Portnoy: 329,009

(iv) Shared power to dispose or to direct the disposition of:

TRC: 4,577,835
RMR LLC: 4,577,835
RMR Inc.: 4,577,835
ABP Trust: 4,756,323
Adam D. Portnoy: 4,756,323

The percentages of beneficial ownership reported in this Schedule 13D are based on approximately 22,598,583 Common Shares expected to be outstanding following the closing of the Backstop Agreement, based on information provided by the Issuer, including 15,065,722 Common Shares outstanding as of October 23, 2025 and 7,532,861 Common Shares to be issued pursuant to the Rights Offering and the Backstop Agreement.

Jennifer B. Clark, 31,833 Common Shares; Matthew P. Jordan, 89,136 Common Shares; Thomas J. Lorenzini, 26,671 Common Shares; John G. Murray, 21,528 Common Shares; Matthew C. Brown, 21,365 Common Shares; Christopher J. Bilotto, 15,772 Common Shares, Yael Duffy, 9,480 Common Shares; Lindsey A. Getz, 5,981 Common Shares; and Jeffrey C. Leer, 7,165 Common Shares.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4, there have been no reportable transactions with respect to the Common Shares within the last 60 days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
"Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer" of the Schedule 13D is hereby amended by adding the following:

The information contained in Item 4 of this Amendment No. 3 is incorporated herein by reference.

## Signatures
- Tremont Realty Capital LLC: /s/ Matthew C. Brown, Matthew C. Brown, Chief Financial Officer and Treasurer (12/08/2025)
- The RMR Group LLC: /s/ Matthew C. Brown, Matthew C. Brown, Executive Vice President, Chief Financial Officer and Treasurer (12/08/2025)
- The RMR Group Inc.: /s/ Matthew C. Brown, Matthew C. Brown, Executive Vice President, Chief Financial Officer and Treasurer (12/08/2025)
- ABP Trust: /s/ Matthew C. Brown, Matthew C. Brown, Treasurer (12/08/2025)
- Adam D. Portnoy: /s/ Adam D. Portnoy, Adam D. Portnoy (12/08/2025)